Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2003

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park,
Singapore 118261
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B).

Not applicable

 No.   Document

  Notice of 8th Annual General Meeting of Pacific Internet Limited to be held on May 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	8 May 2003

PACIFIC INTERNET LIMITED

(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

NOTICE OF 8TH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 8th Annual General Meeting of Pacific Internet Limited (the "Company") will be held at the 1st Floor, Portsdown Room, 87 Science Park Drive, Science Hub, Singapore Science Park, Singapore 118260 on Friday, May 30, 2003, at 3.00 p.m. Singapore time to transact the following business:

ORDINARY BUSINESS

1. STATEMENT BY DIRECTORS, REPORTS AND AUDITED CONSOLIDATED ACCOUNTS

To receive and adopt the Audited Consolidated Accounts of the Company, together with the Statement by Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2002.

2. RE-APPOINTMENT OF AUDITORS

To re-appoint Messrs Ernst & Young as auditors of the Company and to authorize the Directors to fix their remuneration.

SPECIAL BUSINESS

3. DIRECTORS' FEES

To approve Directors' Fees of S$234,356.16 for the financial year ended December 31, 2002.

4. AUTHORITY TO ISSUE SHARES

To consider and, if thought fit, to pass, with or without modification, the following resolutions as Ordinary Resolutions:

(a)

"THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier."

(b)

"THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to holders of options granted by the Company (whether prior to or on the date hereof or in the future) under the 1998 Employees' Share Option Plan (the "1998 ESOP") established by the Company upon the exercise of such options and in accordance with the terms and conditions of the 1998 ESOP and the option agreements evidencing such options, provided that the aggregate number of ordinary shares to be issued pursuant to this resolution shall not exceed ten percent (10%) of the issued share capital of the Company from time to time, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier."

(c)

"THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to holders of options granted by the Company (whether prior to or on the date hereof or in the future) under the 1999 Share Option Plan (the "1999 SOP") established by the Company upon the exercise of such options and in accordance with the terms and conditions of the 1999 SOP and the option agreements evidencing such options, provided that the aggregate number of ordinary shares to be issued pursuant to this resolution together with the total number of ordinary shares issued under the 1998 ESOP shall not exceed twenty percent (20%) of the issued share capital of the Company on a fully diluted basis, and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier."

5. ANY OTHER ORDINARY BUSINESS

To transact any other ordinary business that may be transacted at an Annual General Meeting.

BY ORDER OF THE BOARD

/s/Mah Swee Keong

Mah Swee Keong Company Secretary Singapore, 8 May 2003

Notes:-

  A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of the shareholder.

  Shareholders wishing to vote by proxy should complete and return the attached proxy form.

  A proxy need not be a shareholder of the Company.

  A shareholder which is a corporation may either complete and lodge the proxy form, or appoint a representative in which case the appointment may be presented at the door for admission to the Meeting.

  The Board of Directors has fixed the close of business on April 10, 2003 Singapore time as the Record Date for determining those shareholders who will be entitled to receive copies of this Notice and accompanying proxy form. The Board of Directors has also decided that the register of members will be closed on May 28, 2003 (from 9.00 a.m. to 6.00 p.m., both Singapore time) in order to determine those shareholders who would be entitled to attend and vote at the Meeting.

  To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, if relevant) must be deposited at the registered office of the Company at 89 Science Park Drive #02-05/06 The Rutherford , Singapore 118261 or The Bank of New York at P.O. Box 11212, New York, N.Y. 10203-0212, at least 48 hours before the time for holding the Meeting, that is no later than 3.00 p.m. on Wednesday, May 28, 2003 Singapore time.

PROXY FORM

PACIFIC INTERNET LIMITED

I/We		(BLOCK LETTERS)

Of

being a Member/Members of the abovenamed Company, hereby appoint

(Name)

Of

(Address)

failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the 8th Annual General Meeting of the Company to be held at the 1st Floor, Portsdown Room, 87 Science Park Drive, Science Hub, Singapore Science Park, Singapore 118260 on Friday, May 30, 2003, at 3.00 p.m. Singapore time, and at any adjournment thereof.

Should you desire to direct your proxy how to vote, please insert in the appropriate box against each item hereunder, otherwise your proxy will vote as he thinks fit or abstain from voting.

ORDINARY BUSINESS		FOR	AGAINST
1.	To adopt the Audited Accounts of the Company, together with the Statement by Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended 31 December 2002
2.	To re-appoint Messrs Ernst & Young as auditors of the Company and to authorize the Directors to fix their remuneration
SPECIAL BUSINESS		FOR	AGAINST
3.	Approval of Directors' Fees
4.	(a) Authority to Issue and Allot Shares
(b) Authority to Issue and Allot Shares under the 1998 Employees' Share Option Plan
(c) Authority to Issue and Allot Shares under the 1999 Share Option Plan

Signed this _________ day of _____________ 2003.

Signature of Shareholder(s) ____________________________________

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS FORM.

NOTES:-

  The proxy form must be signed by the shareholder or by the shareholder's attorney duly authorised in writing or, if the appointer is a corporation, either under seal or in some other manner approved by the directors of the corporation.

  If the proxy form is lodged signed in blank, it will be accepted as being in favour of the Chairman of the Meeting.

  To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, if relevant) must be deposited at the registered office of the Company at 89 Science Park Drive #02-05/06 The Rutherford, Singapore 118261 at least 48 hours before the time for holding the Meeting, that is no later than 3.00 pm on Wednesday, May 28, 2003 Singapore time.